

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 12, 2010

<u>By Facsimile and U.S. Mail</u>
Mr. Michael J. Pawelek
Chief Executive Officer
South Texas Oil Company
300 East Sonterra Boulevard, Suite 1220
San Antonio, Texas 78258

> **Re:** **South Texas Oil Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 1-33777**

Dear Mr. Pawelek:

We issued comments to you on the above captioned filing on September 16, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 26, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 26, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Cannarella at (202) 551-3337 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director